

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 27, 2017

Via E-Mail
Jeffrey K. Waldvogel
Chief Financial Officer
KBS Strategic Opportunity REIT II, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

> **Re:** **KBS Strategic Opportunity REIT II, Inc.**
> **Form 10-K**
> **Filed March 22, 2016**
> **Form 10-Q**
> **Filed November 14, 2016**
> **Response Filed December 22, 2016**
> **File No. 000-55424**

Dear Mr. Waldvogel:

We have reviewed your December 22, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2016 letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 2 – Summary of Significant Accounting Policies

Per Share Data, pages 10 – 12

1. We have considered your response to comment 4. You indicate that cash distributions declared on Class T shares are lower than cash distributions declared on Class A shares because there is a stockholder servicing fee payable resulting in a different dividend rate

between the two classes. Given that such stockholder servicing fees on Class T shares are offering costs, it appears that although net amounts distributed may vary, the dividend rates are the same for both Class A and T shareholders. Please clarify and cite any authoritative accounting guidance that supports your conclusion.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate
and Commodities